SC

No Act
P.E. 12-6-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043058

January 18, 2007

Wayne A. Wirtz
Assistant General Counsel
Legal Department
AT&T Corp.
175 E. Houston, Room 205
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/18/2007

Re: AT&T Corp.
Incoming letter dated December 6, 2006

Dear Mr. Wirtz:

This is in response to your letter dated December 6, 2006 concerning the shareholder proposal submitted to AT&T Corp. by Mary F. Morse. We also have received a letter from the proponent dated December 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 1 9 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Mary F. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

Wayne A. Wirtz
Assistant General Counsel
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205
(210) 351-3736

at&t

RECEIVED

1934 Act/ Rule 14a-8

December 6, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Corp.
Shareholder Proposal of Mary F. Morse, Tr.

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Corp. pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T Corp. has received a shareholder proposal from Mary F. Morse, Tr. ("Proponent") for inclusion in AT&T Corp.'s 2007 proxy materials. For the reasons stated below, AT&T Corp. intends to omit the proposal.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to Proponent advising her of AT&T Corp's intention to omit the proposal from its proxy materials.

The Proposal

On November 3, 2006, AT&T Corp. received a letter from the Proponent at its New Jersey headquarters containing a proposal requesting that "remuneration to any of the top five persons named in the company's proxy statement be limited to $500,000 per year, plus any nominal perks" (the "Proposal").[1] AT&T Corp. is a New York corporation with its headquarters in Bedminster, New Jersey. On November 18, 2005, AT&T Corp. was acquired by SBC

[1] A copy of the Proposal is included in Exhibit 1 attached hereto.

Communications Inc. ("SBC"), a Delaware corporation headquartered in San Antonio, Texas, pursuant to an Agreement and Plan of Merger, dated January 30, 2005. The Agreement and Plan of Merger provided for merger of AT&T Corp. with a wholly-owned subsidiary of SBC, with AT&T Corp. being the surviving entity of that merger. In connection with that transaction, on March 11, 2005, SBC filed a registration statement on Form S-4, Reg. no. 333-123283 for the offering of securities of SBC in exchange for those of AT&T Corp., which was declared effective May 20, 2006. Following a vote by AT&T Corp. shareholders in favor of the transaction, the merger was completed on November 18, 2005. Although AT&T Corp. became a wholly-owned subsidiary of SBC, AT&T Corp. retained its separate existence and New Jersey headquarters. Because of the widespread recognition of the AT&T name, shortly after the acquisition SBC changed its corporate name to AT&T Inc., but kept its corporate headquarters in San Antonio.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the Proposal may be omitted from AT&T Corp.'s proxy statement, as well as the proxy statement for its parent company AT&T Inc., for the next Annual Meeting for the reasons stated below.

Reasons the Proposal Shall be Omitted from the Proxy Statement

Pursuant to Rule 14a-2: Rule 14a-8 no longer applies to AT&T Corp.

On January 3, 2006, AT&T Corp. filed a Form 15 with the Securities and Exchange Commission terminating the registration of every class of AT&T Corp. securities registered with the Commission. As a result, AT&T Corp. is no longer a registrant and is no longer required to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934. Rule 14a-2 provides that Rules 14a-3 to 14a-15, including Rule 14a-8, only apply to solicitations of proxies "with respect to securities registered pursuant to Section 12 of the Act (15 U.S.C. 78l)." AT&T Corp. has no securities registered pursuant to such Section 12 and is under no obligation to prepare a proxy statement or to include a shareholder proposal in any proxy statement.

Pursuant to Rules 14a-8(b) and 14a-8(f)(1): Failure to provide proof of the requisite ownership of stock of the registrant.

1. The Proponent is not an owner of AT&T Corp. stock. The Proponent is submitting a proposal to a company in which the Proponent owns no shares. On November 18, 2005, AT&T Corp. merged with a wholly-owned subsidiary of AT&T Inc. (then known as SBC Communications Inc.) Upon closing of the merger, each share of AT&T Corp. was cancelled, and AT&T Inc. became the sole stockholder of AT&T Corp. See Form 8-K of AT&T Corp. filed

November 21, 2005. Each share of AT&T Corp. common stock was converted into .77942 shares of AT&T Inc. (formerly SBC Communications Inc.).

It is clear from her letter that the Proponent is attempting to submit a proposal to the AT&T Corp. subsidiary, and not to its parent, AT&T Inc. She addressed the letter to the New Jersey headquarters of AT&T Corp., repeatedly referred to the company using the proper name of AT&T Corp., and even in her proposal refers to proxy statements issued in 1975, before AT&T Inc. was even incorporated (AT&T Inc. was originally incorporated as Southwestern Bell Corporation in 1983.) Because Proponent does not own any shares of stock in AT&T Corp., she does not meet the eligibility requirements set forth in Rule 14a-8(b) for submitting a proposal, and therefore her proposal may be excluded under Rule 14a-8(f).

2. The Proponent failed to provide timely proof of her ownership of AT&T Inc. shares. Assuming for the purposes of this letter that Proponent intended to submit her Proposal to AT&T Inc. rather than to AT&T Corp., she still does not meet the eligibility requirements of Rule 14a-8(b). Rule 14a-8(f)(1) provides that a proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a)-(d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. If the proponent is a registered holder of a company's securities, the company bears the burden of verifying the proponent's eligibility to submit the proposal. If, however, the proponent is not a registered shareholder, it is the proponent's burden to provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where the proponent fails to provide proof of ownership at the time proponent submits the proposal, the company must notify the proponent in writing of the procedural or eligibility deficiency within 14 calendar days of receiving the proposal. A proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

By letter dated November 3, 2006 (the "November 3 Letter"), and delivered via UPS, AT&T Inc. requested that Proponent submit proof of ownership of at least $2,000 in market value of AT&T Inc.'s common stock for at least one year prior to the date the Proponent submitted the Proposal.[2] AT&T Inc. has obtained confirmation from UPS that the November 3 Letter was delivered to the Proponent's home and signed for on November 6, 2006. As noted, Rule 14a-8(f)(1) requires that a proponent's response to a notice of any procedural or eligibility deficiency must be postmarked or transmitted electronically to the

[2] A copy of AT&T's request is included in Exhibit 2 attached hereto.

company no later than 14 days from the date the proponent receives the company's notification.

Because the November 3 Letter was delivered to the Proponent on November 6, 2006, the Proponent had until November 20, 2006, to respond to AT&T's request for proof of ownership. After the expiration of the deadline, a fax was received from the Proponent on November 21, 2006, again addressed to AT&T Corp.[3] This fax, responding to the November 3 Letter, was sent and delivered after the November 20, 2006, deadline and may be properly omitted from the AT&T Inc. proxy statement.

3. The Proponent failed to submit ownership showing compliance with the one year holding period. As noted above, we received a letter from Ameritrade, in the form of a fax that was sent and delivered on November 21, 2006 -- one day late. The document stated that the Proponent held AT&T Corp. shares one year prior to the submission of the proposal, but made no reference to holding AT&T Inc. shares for the required period. On November 28, 2006, Nancy Justice, Director – SEC Compliance for AT&T Inc., contacted the broker listed in Proponent's fax. While the broker confirmed that the Proponent owned shares of AT&T Inc., he also reported that the AT&T Inc. shares were acquired from the exchange of AT&T Corp. shares upon the close of the merger, which was after the November 11 deadline for submitting shareholder proposals under Rule 14a-8. No proof was submitted that the Proponent owned any AT&T Inc. shares at least one year prior to submission of the proposal.

Even if the Proponent had properly submitted the Proposal to AT&T Inc. rather than to AT&T Corp., she would still not be eligible under Rule 14a-8(f)(1) to have her Proposal included in AT&T Inc.'s proxy statement. AT&T Corp. shares were not converted into AT&T Inc. shares soon enough for her to comply with the one-year holding period. AT&T Corp. shares were converted into shares of AT&T Inc. (at the time, the company was still known as SBC) on November 18, 2005, when the acquisition of AT&T Corp. was completed. Because the deadline for submitting proposals to AT&T Inc. was November 11, 2006, Proponent would have to have owned AT&T Inc. shares prior to November 11, 2005. Because the acquisition of AT&T Corp. did not occur until November 18, 2005, it is not possible for the Proponent to claim ownership of AT&T Inc. stock for the required one-year holding period based on her former ownership of AT&T Corp. shares. Note that Proponent has not submitted or alleged ownership of any other AT&T Inc. shares.

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, as in this case, the transaction constitutes a separate sale and purchase of securities for the

---

[3] A copy of the fax from Proponent is included in Exhibit 3 attached hereto.

purposes of the federal securities laws. Therefore, ownership in the acquiring company's stock does not commence for purposes of Rule 14a-8 until the time of the exchange. See *ConocoPhillips* (March 24, 2003) (Staff concurred in exclusion of proposal where proponent received merger shares 3 months before submitting proposal although the proponent held target company shares for over a year); and *Exelon* (March 15, 2001) (Staff concurred in exclusion of proposal where the proponent held stock for only 3 weeks after receiving it as merger consideration, but held the target company stock for over one year prior to the exchange).

Because the conversion of these shares did not occur at least one year before the deadline for submitting proposals to AT&T Inc., the Proponent is not eligible to submit such a proposal to AT&T Inc. under Rule 14a-8 for the 2007 proxy statement. Because the Proponent was required to hold AT&T Inc. shares for at least one year prior to the November 11, 2006, deadline for submitting proposals and did not receive AT&T Inc. shares until after November 18, 2005, the Proponent did not comply with the 1 year holding period.

Therefore, the Proponent did not submit her proof within the required 14 day period, nor did the documents she submit establish that she owned AT&T Inc. shares for at least one year prior to her submission of her proposal. As a result, this Proposal may be properly omitted from AT&T's proxy materials under Rule 14a-8(b) and 14a-8(f)(1).

* * *

For the reasons set forth above, in my opinion, AT&T may omit the proposal from its proxy materials for its 2007 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Wayne Wirtz

Wayne Wirtz
Assistant General Counsel

Enclosures

cc: Mary F. Morse, Tr.

EXHIBIT 1

11-3-06
Rec'd by SOS.
Eg.

Mary F. Morse Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
AT&T Corporation
One AT&T Way
Bedminster, NJ 07921

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

The securities are held in approved non-certificate manner by my agent TD Ameritrade. Ph: 1 800 934 4448 or: Ameritrade, Inc. Harborside Financial Center, Plaza IVA, 135 Greene St. Jersey City, NJ, 07392. If required verification, advise now, and I will request a letter from that entity. Since disuse of certificates is now the norm, this requirement should be waived, as there is no point or advantage in my stating otherwise. A copy of Ameritrade purchase and present monthly report should suffice.

This material is prepared by my husband, Robert, as I neither type nor use a computer.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Mary F. Morse, Tr.

Mary F. Morse Tr

PROPOSAL

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Mary F. Morse, Tr.

Mary F Morse tr

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

EXHIBIT

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 23, 2006

TD Ameritrade, Inc.
Harborside Financial Ctr. Plaza IVA
135 Greene St.
Jersey City, NJ 07302

Re: Proof of holdings

Intel Corporation
Crown Holdings
AT&T Corporation - MARY F. TR

Ladies and Gentlemen:

In order to process my proxy proposals, I need confirmation on your letterhead that I have owned and held for at least a year, a minimum of $2.000.00 value in the stocks I purchased.

The S.E.C. has consistently not changed policy in a rule that does not accept monthly statements showing date of purchase and current monthly statement showing continuance of holding for the required one year period. I have pointed out several times that this is an insult to the integrity of all financial equities dealers !

Discontinuance of certificate printing has been a bonus for corporations, and in that light an equities dealer should not be disrupted from normal business to satisfy a demand that also questions a proponent's claim of ownership and length thereof. It is a shameful impediment and should not continue, regardless or "Rules" permitting the process. I have had all the copies I need.

Thank you for your help.

Encl. TD Ameritrade Ph: 1 800 934 4448

Robert D. Morse

Rhymes for stress relief.
Not part of the presentation.

PLURALITY REIGNS

A new word promulgated is called "Plurality";
The use thereof in voting for Director is in reality,
A guaranteed "win" for all nominees,
Which results, this Proponent, it does not please.
We are invited to vote "For", "Except", or "Abstain".
"Against" is missing, and they do not explain,
That we think "Except" or "Abstain" is filling that niche,
But we are deceived, it is only a trick,
The "Right of Dissent" is being deprived,
A violation of the Constitution has been applied !

ATTITUDE

I've just experienced another "Attitude"
And for its happening it must be understood
When Corporate legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report,
Demand a written letter, such a poor sport.
This is juxtaposition of a happy Dude,
Since their position is taken to be rude !

THE CATBIRD SEAT

Perhaps you have heard of the "Catbird Seat" ?
Considered as a position, it is rather unique.
From the topmost position in a company store,
The C.E.O. has an advantage to explore.
When first approached, to accept the position,
The would-be chief considers his/her transition.
How much will I get as "attain and retain" ?
And a "paying to leave" clause gives no pain.
If you can analyze what I say,
It is still ongoing to this day.
His/Her first concern is: "What's in it for ME" ?,
Not of : "I'm desirous of upgrading your company".
I imagined myself as being in the topmost spot,
And was able to observe quite a lot.
Then another thought just crossed my mind:
Don't look back up, the bird may be unkind.

3-02-06-5:19 PM-6 Min.
Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

APPLAUSE

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

HOW OLD ?

Occasionally someone asks: "How old are you ?",
Not realizing it's not the thing to do.
My answer being: " I can't very well answer that",
"Since I'm not yet OLD !", in nothing flat.
My reply leaves them somewhat aghast,
As they learn once more to never ask !

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"

Robert Dennis Morse

Mrs. Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

CERTIFIED MAIL

7099 3400 0021 0655 3831

UNITED STATES POSTAL SERVICE

0000

U.S. PO
PAID
MOORESTO
0805
OCT 30,
AMOUNT
$4.8
00015152

at&t
Elva Gonzalez - Rm 7F9
175 E. Houston Street
San Antonio TX 78205

NOV - 1 2006

Office of The Secretary
AT&T Corporation
One AT&T Way
Bedminster, NJ 07921

EXHIBIT 2

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351-3467

November 3, 2006

Via UPS
Ms. Mary F. Morse Tr.
212 Highland Avenue
Moorestown, NJ 08957-2717

Dear Ms. Morse:

On November 3, 2006, we received your letter dated October 28, 2006, submitting a shareowner proposal for inclusion in AT&T's 2007 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2007 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of AT&T's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

The date and location for the 2007 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

TD AMERITRADE

0 Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

EXHIBIT 3

NANCY H. JUSTICE
AT&T CORP
FAX 1-210-351-3467

EXHIBIT

November 15, 2006

Mary F Morse TR
UA 09-23-93
Mary F Morse Family Trust
212 Highland Ave
Moorestown, NJ 08057-2717

RE: Account Number: [redacted]
File Number: 120102566

Dear Mrs. Morse,

Please review below the information that you have requested.
In the aforementioned account, 205 shares of AT&T Corp were received into the account on January 13, 2003. Please note that your position has since become 159 shares however the market value for your shares has not gone below $2,000.00.

Please call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Peter Dodd
TD AMERITRADE

· (J- . .. .

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

December 11. 2006

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Ladies & Gentlemen:

AT&T has created a new position, and is now attempting to use that status to deny a shareowners right to enter a Proposal in the new entity Proxy Material. My Proposal was directed to the former name, and that became SBC Communications, but has again become AT&T. Therefore, my letter is to the correct name, even though state of registration and home address has changed. Nowhere did I name any individual. The Proposal is legitimate. My rights remain, as well as those of other continuing shareowners ! All shareowners continued with the same equity in AT&T, with or without new certificates being obtained.

If my Proposal is disallowed, so should any regarding continuing Management's proposals, and only contain progress reports concerning SBC and the short period of the new AT&T Corporation.

Concerning timing of obtaining a letter from my Broker:

On November 6th. I was notified of the request for verification. My exhibit letter shows reply dated November 15th, and faxed to AT&T as soon as possible at 11:45AM November 21, 2006. My husband does the correspondence for me, and had it faxed. As Ameritrade closes on Sat/Sun, there were 4 off days, bringing my due date to November 24th., rather than one day late.

The delay is that of a third party not interested in personal requests, and who should not be required to fulfill the SEC's demands, it being an insult to the brokerage business's monthly reporting process.

Encl: Ameritrade confirmation
Rhymes for stress relief {from husband}
Not part of presentation.

Sincerely,

Mary F. Morse, Trustee

Mary F Morse T.

TD AMERITRADE

0 Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

EXHIBIT 3

NANCY H. JUSTICE
AT&T CORP
FAX 1-210-351-3467

EXHIBIT

November 15, 2006

Mary F Morse TR
UA 09-23-93
Mary F Morse Family Trust
212 Highland Ave
Moorestown, NJ 08057-2717

RE: Account Number: [redacted]
File Number: 120102566

Dear Mrs. Morse,

Please review below the information that you have requested.
In the aforementioned account, 205 shares of AT&T Corp were received into the account on January 13, 2003. Please note that your position has since become 159 shares however the market value for your shares has not gone below $2,000.00.

Please call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Peter Dodd
TD AMERITRADE

DEFILED

History is something that happened in the past.
Historians are those determined to make it last.
However, should they fault a human error,
They might instigate a bit of self-terror.
Since most history is long dead,
Defiling a corpse is a possibility to dread.

12-10-06—8:45AM—5Min.

OUTSPOKEN

"Outspoken" is a term applied
To those who speak up, not dried.
However, when two meet in political debate,
Is the loudest speaker the one to berate ?

12-02-06—10:00AM–2Min.

CATOAGORY

What do I know about "Category "?
Well, Limbo and Purgatory now have no part in Glory.
Since the Faith decided to skip this path,
It did not produce any particular wrath.
The question that arises, I'd like to know,
Is: "First in", First out" inventory, the way we go ?

ANNEX:

If Resurrection is at a snail's pace,
We might rest a while longer in place.
So, if this category is one that prevails,
You might not know where headed, so bite your nails !

12-10-06—11:25AM—2Min.
Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 6, 2006

The proposal relates to executive compensation.

There appears to be some basis for your view that AT&T Inc. may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, she did not own for one year 1% or $ 2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of AT&T Inc. voting securities in connection with a plan of merger involving AT&T Inc. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for AT&T Inc. shares did not commence earlier than November 18, 2005, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if AT&T Inc. omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Ted Yu
Special Counsel

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